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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Œ

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Beacon Power Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073677 10 6

(CUSIP Number)

Kenneth M. Socha, Esq.
Perseus Capital, L.L.C.
2099 Pennsylvania Avenue, Suite 900
Washington, D.C. 20006
(202) 452-0101

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

CUSIP No. 073677 10 6	SCHEDULE 13D

1.	Name of Reporting Person:	Perseus Capital, L.L.C.
I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions):	OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7.	Sole Voting Power:	16,014,944*
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	16,014,944*
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	16,014,944*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11):	33.8%**

14.	Type of Reporting Person (See Instructions):	OO

*     Pursuant to Rule 13d-3, Determination of Beneficial Owner, this number represents the maximum number of Common Shares that the Reporting Person could beneficially own, assuming exercise in full of the Warrants (collectively such Common Shares, the “Beacon Shares”) (see Items 1 and 3 below).

**     Represents the percentage obtained by dividing (i) the number of Beacon Shares by (ii) the sum of (a) the number of Common Shares outstanding as of November 11, 2002 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 13, 2002 and (b) the number of Warrant Shares. (see Items 1 and 3 below)

CUSIP No. 073677 10 6	SCHEDULE 13D

1.	Name of Reporting Person:	Frank H. Pearl
(in capacity described herein)
I.R.S. Identification Nos. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions):	AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	United States

Number of	7.	Sole Voting Power:
Shares
Beneficially	8.	Shared Voting Power:	16,014,944*
Owned by
Each	9.	Sole Dispositive Power:
Reporting
Person With	10.	Shared Dispositive Power:	16,014,944*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	16,014,944*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11):	33.8%**

14.	Type of Reporting Person (See Instructions):	IN

*     Pursuant to Rule 13d-3, Determination of Beneficial Owner, this number represents the maximum number of Common Shares that the Reporting Person could beneficially own, assuming exercise in full of the Warrants (collectively such Common Shares, the “Beacon Shares”) (see Items 1 and 3 below).

**     Represents the percentage obtained by dividing (i) the number of Beacon Shares by (ii) the sum of (a) the number of Common Shares outstanding as of November 11, 2002 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 13, 2002 and (b) the number of Warrant Shares. (see Items 1 and 3 below)

CUSIP No. 073677 10 6	SCHEDULE 13D

Item 1.  Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Beacon Power Corporation, a Delaware corporation (“Beacon” or the “Issuer”). The principal executive offices of Beacon are located at 234 Ballardvale Street, Wilmington, Massachusetts 01887-1032. This Statement is being filed by the Reporting Persons (as defined below) to report the ownership by Perseus Capital, L.L.C. of equity securities, and equity securities exercisable for, more than 5% of the Common Shares of the Issuer, and, as a result of such ownership, each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the Common Shares of the Issuer.

Item 2.  Identity and Background

     (a), (b), (c) and (f). This Statement is being filed on behalf of the following persons (collectively the “Reporting Persons”):

(i) Perseus Capital, L.L.C., a Delaware limited liability company (“Perseus Capital”); and

(ii) Mr. Frank H. Pearl (“Mr. Pearl”).

     Perseus Capital was formed to engage in the acquiring, holding and disposing of investments in various businesses.

     Mr. Pearl is the Chairman of Perseus, L.L.C., a Delaware limited liability company. Mr. Pearl controls Perseus, L.L.C., which was formed to engage in the acquiring, holding, disposing and management of various forms of investments in various businesses, and which, through certain subsidiary entities, controls Perseus Capital. Mr. Pearl is a United States citizen. Mr. Pearl has been included as a Reporting Person in this Statement solely because of his control of Perseus Capital.

     The business address of Perseus Capital and Mr. Pearl is 2099 Pennsylvania Avenue, N.W., Suite 900, Washington, DC 20006.

     (d)  During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last five years, neither Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

CUSIP No. 073677 10 6	SCHEDULE 13D

Item 3.  Source and Amount of Funds or Other Consideration

     11,604,147 of the 16,014,944 Beacon Shares (the “Pre-IPO Shares”) were acquired by Perseus Capital in various transactions effected prior to the Issuer’s November 2000 initial public offering, and consist of 7,091,554 are Common Shares and warrants (the “Warrants”) to purchase an additional 4,512,593 Common Shares (the “Warrant Shares”).*** Pursuant to Rule 13d-1, the Reporting Persons previously reported beneficial ownership of the Pre-IPO Shares on a Schedule 13G. The remaining 4,410,797 Beacon Shares were acquired by Perseus Capital pursuant to a Securities Purchase Agreement, dated as of December 30, 2002 (the “Purchase Agreement,” a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein), by and between Perseus Capital and Mechanical Technology Incorporated, a New York corporation (“MTI”). Pursuant to the Purchase Agreement, MTI sold to Perseus Capital, and Perseus Capital acquired from MTI, 4,410,797 Common Shares (the “Purchased Shares”) for an aggregate price of $310,000. (The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the actual Purchase Agreement attached hereto as Exhibit 1 and incorporated by reference herein.)

     The source of the purchase prices for the Pre-IPO Shares and the Purchased Shares was capital contributions from the members of Perseus Capital (see Item 4 below).

Item 4.  Purpose of Transaction

     Except as disclosed herein, the Reporting Persons have acquired the Beacon Shares and are holding them for investment purposes only.

     Although two employees of Perseus Capital currently serve on the Board of Directors of the Issuer and Perseus Capital beneficially owns approximately 33.8% of the outstanding Common Shares of the Issuer, Perseus Capital has no specific plans with respect to the Issuer or its investment in the Beacon Shares other than to exert influence on the Issuer typical of a significant stockholder. Depending upon Perseus Capital’s evaluation of the Issuer’s business and prospects, and upon future developments (including, but not limited to, the market value of the Common Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Perseus Capital may from time to time acquire additional securities of the Issuer by exercising all or a portion of the Warrants or otherwise purchasing additional Common Shares or other securities of the Issuer, dispose of all or a portion of the Beacon Shares, or cease to acquire or purchase any Common Shares or other securities of the Issuer. Any purchase of Common Shares or other securities of the Issuer (other than acquisitions pursuant to exercise of the Warrants) may be in open market or privately negotiated transactions or otherwise.

***	Details of these pre-IPO transactions are reported in the Issuer’s Registration Statement on Form S-1, No. 333-43386, filed with the SEC on November 16, 2000.

CUSIP No. 073677 10 6	SCHEDULE 13D

     Perseus Capital or its affiliates may present to the Issuer proposals regarding possible investments in other energy-related businesses, including businesses in which Perseus Capital or its affiliates may have an equity or other interest. Any such proposed investments would require the prior approval of the Issuer’s Board of Directors.

     Except as described herein, neither of the Reporting Persons has formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a)  Each of the Reporting Persons may be deemed to beneficially own an aggregate of 16,014,944 Common Shares, which, based on calculations made in accordance with Rule 13d-3 and there being 42,812,897 Common Shares outstanding on November 11, 2002, as disclosed by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 13, 2002, represents approximately 33.8% of the Issuer’s outstanding Common Shares.

     (b)    (i) Perseus Capital may be deemed to have sole power to direct the voting and disposition of the 16,014,944 Beacon Shares beneficially owned by Perseus Capital.

              (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 16,014,944 Beacon Shares beneficially owned by Perseus Capital.

     (c)  Except for the acquisition of the Purchased Shares described in Item 3 of this Statement, neither Reporting Person nor, to the best knowledge of each Reporting Person, any party identified in Item 2 of this Statement, have effected a transaction in Common Shares of the Issuer during the past 60 days.

     (d)  The members of Perseus Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Beacon Shares held for the account of Perseus Capital in accordance with their membership interests in Perseus Capital.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described in this Statement and as set forth in the Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons

CUSIP No. 073677 10 6	SCHEDULE 13D

named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 073677 10 6	SCHEDULE 13D

Item 7.  Material to be Filed as Exhibits

     Exhibit 1.  Securities Purchase Agreement, dated as of December 30, 2002, by and between MTI and Perseus Capital (without exhibit).

     Exhibit 2.  Joint Filing Agreement, dated as of January 7, 2003, by and between Perseus Capital and Mr. Pearl.

     Exhibit 3.  Power of Attorney, dated as of January 2, 2003, by Mr. Pearl.

CUSIP No. 073677 10 6	SCHEDULE 13D

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRANK H. PEARL

Date: January 7, 2003	/s/ FRANK H. PEARL by K.M.S.
Name: Frank H. Pearl

PERSEUS CAPITAL, L.L.C.

Date: January 7, 2003	By: /s/ KENNETH M. SOCHA Name: Kenneth M. Socha Title: Senior Managing Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)